Thornburg Limited Term Municipal Fund, Inc. - National Portfolio

LIMITED TERM NATIONAL FUND

INDEX COMPARISON

Compares performance of Limited Term National Fund, the Lehman 5-Year General Obligation Bond Index and the Consumer Price Index for the periods ending December 31, 2000. On December 31, 2000, the weighted average securities ratings of both the Index and the Fund were AA and the weighted average portfolio maturities of the Index and the Fund were 5.0 years and 4.9 years, respectively. Past performance of the Index and the Fund may not be indicative of future performance.

Class A Shares Average Annual Total Returns (at max. offering price) (periods ended 12.31.00)

One year:	5.20%
Five years:	3.93%
Ten years:	5.29%
Fifteen years:	6.00%
From inception (9.28.84):	6.44%



Class C Shares Average Annual Total Returns (at max. offering price) (periods ended 12.31.00)

One year:	6.29%
Five years:	3.81%
From inception (9.1.94):	4.23%

